September 4, 2019

Greg Halpern
Chief Financial Officer
Max Sound Corporation
3525 Del Mar Heights Road #802
San Diego, CA 92130

       Re: Max Sound Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 29, 2019
           Form 10-Q for the Quarterly Period Ended March 31, 2019 Filed May 14, 2019
           File No. 000-51886

Dear Mr. Halpern:

        We issued comments to you on the above captioned filings on August 5, 2019. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 18, 2019.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Kathleen Collins, Accounting Branch Chief at (202) 551-3499 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Information Technologies
                                                             and Services